FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Immediate Report filed with the Israeli Securities Authority on March 13, 2016.

Tel Aviv, March 13, 2016 , Elron Electronic Industries Ltd. (TASE: ELRN)   (the "Company") hereby announces, pursuant to Reg. 37A(5) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970, as follows:

1.
The Company's compensation committee, audit committee and board of directors have authorized the compensation to the Company's directors who are controlling shareholders and/or whose relatives are controlling shareholders and/or with respect to whom the controlling shareholders have a personal interest, including where said compensation for their service as directors is granted to the Company's controlling shareholder, whose directors serve as company's directors at the date of said resolution or who shall serve from time to time ("Directors who are Controlling Shareholders"), an annual compensation in the amount of NIS 73,200, and fee for participation in board meetings in the amount of NIS 2,820 per meeting. For written consents in lieu of meetings and for resolutions via other means of communication, a participation fee equal to the rate set forth in the Companies Regulations (Rules for Compensation and Expenses for External Director), 5760-2000 ("Compensation Regulations"). In addition, said directors shall be entitled to expense reimbursement as set forth in Reg. 6 to the Compensation Regulations. Said amounts shall be linked to the consumer price index in accordance with Reg. 8 to the Compensation Regulations, commencing from April 1, 2008. For convenience, as of the date hereof, the annual compensation is set at NIS 84,684 and the fee for participation in meetings is NIS 3,262. Amounts are exclusive of applicable VAT. The Company may pay said directors' compensation for certain of its serving directors, to its controlling shareholder, Discount Investment Corporation Ltd. and/or to its indirect controlling shareholder, IDB Development Corporation Ltd.

2.	This resolution shall be valid for a three years period commencing from March 10, 2016.

3.
The proposed compensation does not exceed the lowest compensation payable to any other director in the Company, and does not exceed the maximum amount payable to an external director pursuant to Reg. 4,5 and 7 to the Compensation Regulations. Accordingly, in accordance with Regulation 1b(3) to the Relief Regulations, said compensation does not require the approval of the general meeting of the Company's shareholders.

According to Reg. 1c to the Relief Regulations, the relief shall not apply if one or more shareholders, holding no less than one percent of the issued share capital or of the voting rights of the Company, has objected to the said relief, provided that such objection was served to the Company in writing no later than 14 days from the date of this immediate report, in which case the aforementioned resolution shall be subject to the approval of the general meeting of the Company's shareholders.

To date, the aforementioned resolution relates to the following directors: Mr. Eduardo Elsztein (and his alternate director, Mr. Gerardo Tyszberowiczh), Mr. Saul Zang (and his alternate director, Mr. Sholem (Saul) Lapidot and Mr. Amiram Erel.

Summary of the Company's audit committee's and board of directors' reasons for approving said resolution:

1.
The compensation to the Company's Directors who are Controlling Shareholders and/or whose relatives are controlling shareholders and/or with respect to whom the controlling shareholders have a personal interest, including where said compensation for their service as directors is granted to the Company's controlling shareholder, does not exceed the lowest compensation payable to other director[s] in the Company, and does not exceed the maximum amount payable to an external director pursuant to the Compensation Regulations.

2.
There is no change in directors' compensation vis-à-vis the director's compensation paid by the Company prior to said resolution, in accordance with prior resolution in this respect (pursuant to compensation update based on the increase in the index, in accordance with the Compensation Regulations. In addition, the said compensation is similar to the compensation payable to the other directors in the Company.

3.	Said compensation reflects the appropriate compensation, considering the Company's business and nature, as well as it being a publicly traded company and a 'reporting entity'.
4.	In light of the foregoing, said compensation is reasonable, fair and customary, and is not considered a distribution, as such term is defined under the Companies Law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  March 14, 2016